

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 30, 2008

By U.S. Mail and Facsimile

Mr. Mark D. Roberson
Chief Financial Officer
Pokertek, Inc.
1150 Crews Road, Suite F
Matthews, NC 28105

> **Re: Pokertek, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 000-51572**

Dear Mr. Roberson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Controls and Procedures – Changes in Internal Control over Financial Reporting, page 26

1.   We note that your disclosure does not address whether the initiatives implemented by management occurred during the fourth quarter of 2007. Please supplementally tell us whether these changes in internal control over financial reporting occurred during the fourth quarter of 2007. Additionally, please revise future filings to disclose the information required by Item 308T(b) of Regulation S-K.

Consolidated Financial Statements, page F-1

Note 1 – Nature of Business and Significant Accounting Policies

Revenue Recognition, page F-7

2.   Please tell us and revise future filings to disclose your revenue recognition policy related to product sales made to Aristocrat.

Investments in Auction Rate Securities, page F-7

3.   You have indicated that at December 31, 2007, your auction rate securities were classified as "available for sale" under SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities*. However, it does not appear that disclosures required by SFAS 115 have been presented. In this regard, please supplementally provide to us and revise future filings to present the disclosures required by paragraphs 19-21 of SFAS 115.

Note 2 – PokerPro Systems, page F-11

4.   Please supplementally tell us and disclose in future filings the point at which you reclassify PokerPro inventory into PokerPro systems and begin depreciation.

5.   Please confirm and disclose that PokerPro systems represent your equipment held by customers at casino sites under license agreements.

Note 9 – Shareholders' Equity – Warrants, page F-14

6.   Please supplementally provide us with your analysis as to the appropriate classification of the April 2007 warrants under EITF 00-19.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 2 – Investments in Auction Rate Securities, page 5

7.   It appears that amounts which appear in your reconciliation of the beginning and ending balances of fair value measurements using significant unobservable inputs (level 3) may not be correctly stated. Please revise future filings to show the beginning balance of your auction rate securities at January 1, 2008, the decrease in value due to your sale during the quarter and the decrease due to the unrealized loss included in accumulated other comprehensive income or explain to us how you determined your current presentation complies with the disclosure requirements of SFAS 157, *Fair Value Measurements*.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief